Filed by ReserveOne Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ReserveOne Holdings, Inc.

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 333-291982

Date: December 11, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On December 11, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her LinkedIn and X accounts.

Jaime Leverton, Chief Executive Officer of ReserveOne, spoke at Blockchain Futurist Conference Florida 2025. The excerpt of the transcript is provided below.

Host: Amazing, amazing. Yeah, so again, it’s exciting that we’re here to be your first fireside chat for the Blockchain Futurist Conference. You’ve helped transfer Hut 8 into one of the most influential Bitcoin miners. Now you’re at CEO of ReserveOne. You’re leading another bold chapter in institutional crypto. What’s inspired this move, and what market graph does ReserveOne hope to fix or fill for institutions and crypto?

Jaime Leverton: Yeah, big question. If you think back to when I took over Hut 8 in 2020, gosh, Hut 8 was actually the first public company to hold Bitcoin on balance sheet. And we were the first miner to declare that we were going to not sell the Bitcoin that we were mining, which we did in 21. And so really, they kind of... Hut 8 kicked off the movement of having Bitcoin on balance sheet, of being a treasury company. And back in those years, 20’, 21’, 22’, in the public markets, what miners really offered to investors, retail investors, institutional investors, was a proxy exposure in the form of an equity to the crypto markets or to Bitcoin. Because there was really no other way to get exposure in your traditional 401k, your traditional equity portfolio. So they were using miners as a proxy.

And then obviously, MicroStrategy kind of started with their Bitcoin accumulation strategy also late 20’, in 2020. And they became another proxy. And what we’re seeing now, and what we’ve built here at ReserveOne, is I think the next leg up of bringing that institutionalization to the crypto industry. So ReserveOne is a digital asset treasury company, but it’s unique in that it’s the only one that’s diversified. We’re rooted in Bitcoin. So about 80% of our assets are expected to be in Bitcoin. And then we’ve got an alt sleeve that represents 20%, really inspired by the digital asset stockpile and what the federal government intends to maintain in that stockpile. So a mix of Ethereum, Solana, ADA, and XRP. And then we’re also active, so we’re putting the assets to work while we hold them on our balance sheet. So generating returns to help cover the overhead costs. Obviously, running a public company isn’t free. We’re not a non-profit. So, it’s important that we are able to generate returns to help cover some of the costs involved there. And then we’ve also built in a venture sleeve. So we have the opportunity to allocate up to 10% of our AUM into high conviction venture. And so when you think about what that is at the aggregate, it’s really giving exposure to the industry as a whole more broadly, but managed by professionals. I’ve got an awesome anticipated board of directors. As you politely mentioned earlier, I’m seasoned. I’ve been around a long time. I’ve cut my teeth running a public company in this industry for many years. So really bringing that kind of professional management team, yet transparent governance forward approach to what we’re building, but giving traditional investors, people that may be new to the space, the opportunity to get exposure in an equity to a broader slice of the crypto ecosystem, if you will.

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Host: Yeah. So you mentioned Ethereum and Solana and XRP. I think people think of these as very much the large cap crypto selections. How did you come to choose those to be part of the diversified portfolio? And can you tell a little bit about ideas you might use that maybe Bitcoin can’t do, like the staking and other elements of that to help with your reserve?

Jaime Leverton: Yeah, absolutely. Because we are active and looking to put the assets to work. Having a position in Ethereum and Solana, they’re great staking tokens, which will help from a yield generation perspective. The tokens that we have chosen for the alt sleeve is really inspired by the digital assets stockpile. So the Fed has come out and said they intend to hold on to, as in not liquidate certain assets that they confiscate. So far, they’ve indicated Ethereum, Solana, ADA and XRP will be maintained in that stockpile. So we’re really aligned with what the government is kind of backing over and above Bitcoin. And that was the inspiration behind what we chose. Although, of course, they’re acquired through confiscation, not through a direct acquisition strategy. So for us, we’ve determined the weightings of those tokens and those weightings are determined for us based on free float market cap and with an ability to generate yield override. So Ethereum takes up the largest portion of that alt sleeve, followed by Solana, of course. And that’s just based on their market cap and ability to generate yield. But we have positions in ADA and XRP as well, or intend to. We are still going through the process to get the deal approved and ultimately closed.

Host: Yeah. So one part that I don’t want to get wrong, so I’m going to let you explain it, is the merger with the SPAC that you might have coming up. I see we have John Sarson from Sarson’s Funds in the audience that advises about these mergers. And what I call it is kind of the typical Wall Street techniques or the infrastructure as to how companies can raise money, go public. Tell us a little bit about your journey and what you’re planning to do at ReserveOne.

Jaime Leverton: Yeah. So we announced back in July our business combination agreement, as well as the raising of our PIPE. We raised $750 million in our PIPE and are going public through the SPAC process. So the SPAC is MBAV, is the name of the SPAC. It’s trading today. ReserveOne is our company. We’re the target company. And so we have to go through the process with the SEC to get the deal approved. And then ultimately, on the other side of the transaction, we would start trading under our ticker, which would be RONE. And why did we choose that vehicle? One of our partners in this process, an anticipated vice chair, is CC Capital. They’ve spent a lot of time in this market looking at structuring. And we really wanted something that brought us to market as quickly as possible. And that was the best path for us based on what was available.

Host: What have you found as far as what Wall Street typically looks like with risks of operations, controls? How do you manage that? How do you explain to institutions what you’re trying to do with crypto? And do you encounter sort of resistance or a lot of questions where it’s education? Or is Wall Street kind of catching up at this point to understand the makeup of what you’re trying to do?

Jaime Leverton: Yeah, definitely, definitely catching up. I think institutionalization is really here. And a lot of that, I think, is thanks to the improvement in clarity coming out of Washington. That’s made a huge difference, I think, for the industry as a whole. Education is critically important. It’s key to our strategy. If you follow us on socials, you’ll see we really are trying to speak to a new generation of investors and folks looking to come in and get exposure to the space that aren’t as savvy on the industry as those of us that live in crypto Twitter.

Host: So you talked about the strategic Bitcoin reserve, and that’s been through the executive order of Donald Trump, who’s creating this notion of how you can hold reserves primarily through, just recently it happened with some, you know, Bitcoin from North Korea that got seized and put into a strategic reserve. There’s the strategic reserve for Bitcoin, and then there is the digital asset reserve that holds all the other components of that. So there’s sort of two different pots. It’s still being created. There’s a long congress that’s developing along that. What’s your inspiration or pull as a sort of a private company and following what they’re doing with the strategic Bitcoin reserve here in the U.S.?

Jaime Leverton: Well, yeah, I mean, clearly, part of the inspiration behind what we built at ReserveOne, so ReserveOne kind of a reference to the strategic Bitcoin reserve, as well as the digital assets stockpile, I think really it’s that clarity that we’ve gotten, that support for the industry and specific projects in general, that’s kind of the foundation of what we’ve built here as a company.

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Host: So I’ve heard you say this before, where you have sort of developed the Avengers of crypto on your team, which as a Marvel fan, I’m big about that. Talked about having people from, I think, you know, of course, Hut 8, but you have people on your team from BlackRock, from Riot Platforms, and from Tether. Explain that diversity, particularly the mix between some people in the crypto space and some people like BlackRock that we’re familiar with from the institutional space, and what that means for your team.

Jaime Leverton: I just want to be ScarJo, so that’s the entire purpose of us being the Avengers. I joke. No, we’ve been really, really thoughtful in how we’ve built the management team and the anticipated board of directors. I’m super blessed to have Sebastian Bea, who is the former president of Coinbase Asset Management, with me as our president and chief investment officer. Our board of directors is anticipated to include Wilbur Ross, former commerce secretary, obviously myself, Reeve Collins, one of the co-founders of Tether, Gabriel Abed, chair of the board of the largest exchange in the world, John D’Agostino, head of strategy for Coinbase Institutional, Chinh Chu, who was employee number five at Blackstone, and now the CEO of CC Capital. So really bringing a mix of, I mean, we’re all seasoned, but a mix of good crypto experience, Washington experience, Wall Street experience, to really create something unique and different in the space. We’re building something for the long term. We do want to be a company that becomes a household name over the next few years, so we’ve assembled a team that we think is best served to get us there.

Host: So I think, I mean, obviously digital asset treasury companies are sort of new or the hot new thing this year, right? It’s the buzzword. You know, there might be people at home thinking they might want to try to do the same thing. There’s a lot of companies out there in the space. You’ve obviously assembled experts around your team, and it would be wrong of me not to at least mention there was a dip that you probably saw in the crypto assets yesterday, but I mean, we experienced volatility in these markets. I’m sure it’s not something you didn’t think about. So how do you suggest sort of a business plan? What’s your strategy going forward? And what advice do you give anyone who’s interested in the digital asset treasury market?

Jaime Leverton: Yeah, I think we kind of, what we saw in the first phase is what we called DAT 1.0, where it was really heavily weighted to single asset, passive digital asset treasury strategies. And now we’re kind of, I think, entering a new phase. And I think we’re kind of one of the leaders as far as that next generation of treasury strategies where we’re diversified, we’re active, we’re doing venture. We try to, I, in my storied career, I try to be where the puck’s going, not where the puck is. And that’s not easy to do in crypto, because everything moves so quickly. But I think we’ll just continue to look for opportunities to push the needle and bring something unique to the street.

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Host: So over the next year, like with ReserveOne into 2026, what should people look out for? And because we’re still learning about the model for DAT, you know, where do you fit in terms of like, whether it’s an ETF or a Bitcoin miner or corporate treasury? How should people think about the value proposition of ReserveOne?

Jaime Leverton: Yeah, I think they need to, being a corporation, you have a lot of advantages that an ETF just doesn’t. As far as flexibility, the structure we built out is really unique, couldn’t be replicated in an ETF. How a company can access capital markets and leverage is completely different from an ETF. I mean, each investor has to think about what exposure they’re looking for in their own way. Obviously, I’m never here to give investment advice. But I think, again, what I touched on at the beginning, we built something that we think is very, very unique and gives exposure to the industry as a whole. And just through the way we’ve constructed the company.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco and ReserveOne filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement of M3-Brigade and a prospectus in connection with the Proposed Business Combination (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this release is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement and other relevant materials filed or that will be filed with the SEC. Information regarding the directors and executive officers of M3-Brigade and their ownership of M3-Brigade securities is set forth in the sections entitled “Directors, Officers and Corporate Governance of M3-Brigade Prior to the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. Information regarding the directors and executive officers of Pubco and their ownership of Pubco securities upon consummation of the Proposed Business Combination is set forth in the sections entitled “Management of Pubco Following the Business Combination” and “Beneficial Ownership of Securities” of the Registration Statement. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements,” which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding ReserveOne, Pubco, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of ReserveOne and Pubco, expected operating costs of Pubco, ReserveOne and its subsidiaries, the upside potential and opportunity for investors, ReserveOne’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and ReserveOne’s and Pubco’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company;

●	risks related to ReserveOne’s anticipated business plan and strategy that ReserveOne expects to implement upon consummation of the Proposed Business Combination, including the risk that ReserveOne’s business strategy may change significantly in the future, including moving away from its currently intended focus on crypto-related activities;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;
●	the outcome of any potential legal proceedings that may be instituted against Pubco, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of Pubco;

●	the failure of Pubco to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of Pubco will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of Pubco becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or Pubco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the Registration Statement, the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K, and other documents filed or to be filed by M3-Brigade and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, Pubco or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as otherwise required by applicable law, none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, Pubco or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, Pubco, M3-Brigade or any other person that the events or circumstances described in such statement are material.

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